SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-8A

                   NOTIFICATION OF REGISTRATION FILED PURSUANT
              TO SECTION 8(A) OF THE INVESTMENT COMPANY ACT OF 1940

         The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of
Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: Tennenbaum Opportunities Fund V, LLC

Address of Principal Business Office (No. & Street, City, State, Zip Code):

                  c/o Tennenbaum Capital Partners, LLC
                  2951 28th Street, Suite 1000
                  Santa Monica, California 90405

Telephone Number (including area code):

                  (310) 566-1000

Name and address of agent for service of process:

                  The Corporation Trust Company
                  1209 Orange Street
                  Wilmington, Delaware 19801

With copies of Notices and Communications to:

                  Richard T. Prins, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                  Four Times Square
                  New York, New York 10036

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Check Appropriate Box:

                  Registrant is filing a Registration Statement pursuant to
Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

                           YES [ ]               NO [X]

Additional Information

Item 1.         Tennenbaum Opportunities Fund V, LLC

Item 2.         Organized in Delaware on September 27, 2006

Item 3.         Limited Liability Company

Item 4 and 5.   The registrant is a nondiversified closed-end management
                investment company

Item 6.         Name and address of investment adviser:

                Investment Manager:
                Tennenbaum Capital Partners, LLC
                2951 28th Street, Suite 1000
                Santa Monica, California  90405

                Co-Manager:
                Babson Capital Management LLC
                Independence Wharf, 470 Atlantic Avenue
                Boston, Massachusetts 02210

Item 7. Hugh Steven Wilson,Chief Executive Officer,Authorized Person Howard M. Levkowitz, Director, President, Authorized Person Gerald J. Lewis, Director
                Edwin A. Huston, Director
                Peyman Ardestani, Chief Financial Officer, Authorized Person Paul L. Davis, Chief Compliance Officer
                Mark K. Holdsworth, Authorized Person
                David A. Hollander, Secretary, Authorized Person
                Steven C. Chang, Authorized Person
                Jose E. Feliciano, Authorized Person

                Address of all persons listed above in this Item 7: c/o Tennenbaum Opportunities Fund V, LLC

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                2951 28th Street, Suite 1000
                Santa Monica, California  90405

Item 8.         Not Applicable

Item 9.         (a) The registrant will not be offering securities to the
                    public.
                (b) Not Applicable
                (c) No
                (d) Yes
                (e) As of October 10, 2006, there are 510 owners of the
                    registrant's outstanding securities. As of October 10, 2006, General Motors Trust Company, as Trustee for GMAM Investment Funds Trust II, Unitrin, Inc. and Massachusetts Mutual Life Insurance Company each own more than 10% of the registrant's outstanding voting securities.

Item 10.        Total assets:  $725,280,000

Item 11.        No

Item 12.        There has not yet been a report to securityholders.

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                                    SIGNATURE

         Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on behalf of the registrant in the city of Santa Monica and the state of California on the 10th day of October 2006.

                                  TENNENBAUM OPPORTUNITIES FUND V, LLC
                                  (REGISTRANT)


                                  By:  /s/ Howard M. Levkowitz
                                      -----------------------------------
                                      Name:  Howard M. Levkowitz
                                      Title: Director, President and
                                             Authorized Person


Attest:   /s/  David A. Hollander
         ----------------------------------
         Name:  David A. Hollander
         Title: Secretary, Authorized Person